Exhibit 4.39

Letter of Undertaking

To: Shanghai Edge Connect Technology Co., Ltd.

In order to accelerate the business development of Shanghai Zhiyan Yunwei Technology Co., Ltd. (hereinafter referred to as the “Target Company”) and its subsidiaries, the Promisor undertakes as follows:

1.	Ever since the establishment of the Target Company, the Target Company has not distributed any dividends or other forms of assets to Shanghai Rongyan Yunqi Technology Co., Ltd.;
2.

If the Target Company distributes dividends or other forms of assets to Shanghai Rongyan Yunqi Technology Co., Ltd. in the future, Shanghai Rongyan Yunqi Technology Co., Ltd. shall, within five working days upon receipt of the relevant fund, transfer such fund free of charge to Shanghai Edge Connect Technology Co., Ltd. or its designated party.

3.

This Letter of Undertaking shall come into force at the same time as a series of agreements concluded by and among Shanghai Edge Connect Technology Co., Ltd., Shanghai Rongyan Yunqi Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd., such as the Exclusive Technical Consulting and Service Agreement, the Exclusive Option Agreement and the Equity Pledge Agreement.

4.	This Letter of Undertaking shall be irrevocable and effective as of the effective date.

The above undertakings are hereby made for your attention.

Promisor:

Shanghai Rongyan Yunqi Technology Co., Ltd. (Seal)

Authorized Representative (Signature): /s/ Yang Haifeng

Shanghai Zhiyan Yunwei Technology Co., Ltd. (Seal)

Authorized Representative (Signature): /s/ Lu Lang

December 10, 2020